                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                AMENDMENT NO. 1
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934



                            The Todd-AO Corporation
________________________________________________________________________________
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   888896107
        _______________________________________________________________
                                (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                           9197 South Peoria Street
                           Englewood, Colorado 80112
                                (720) 875-5400

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 10, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

-----------------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP 888896107                                          PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

      Liberty Media Corporation
      84-1288730
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          See Item 6.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,347,023 (Class A Common Stock)  (See Item 6)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          See Item 6.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          See Item 6.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,347,023 Shares of Class A Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

------------------------------------------------------------------------------
      Approximately 28.8% of the Class A Common Stock. See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                               Page 3 of 14 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                            The Todd-AO Corporation


Item 1.   Security and Issuer.

     Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") and the Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of The Todd-AO Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 900 N. Seward St., Hollywood, California 90038.


Item 2.   Identity and Background.

     The reporting person is Liberty, whose principal business and principal office address is 9197 South Peoria Street, Englewood, Colorado 80112.

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). TCI's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. TCI is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI, (i) TCI became a wholly owned subsidiary of AT&T;
(ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group". Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T

                               Page 4 of 14 Pages

Merger, except for certain assets which were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger.
If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other

                               Page 5 of 14 Pages
organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T (without any independent investigation), (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person entered into an Agreement and Plan of Merger, dated as of December 10, 1999 (the "Merger Agreement"), with AT&T, the Issuer and B-Group Merger Corp., a Delaware corporation and wholly owned subsidiary of AT&T ("Merger Sub"), providing for the merger (the "Merger") of Merger Sub with and into the Issuer, with the Issuer as the surviving corporation, which will result in (i) the acquisition of approximately 60% of the outstanding equity of Issuer (and approximately 94% of the outstanding voting power) by AT&T through such Merger and (ii) the subsequent contribution by AT&T, through a chain of subsidiaries of such equity to the Reporting Person. The consideration for the merger is approximately $124,648,057 (in the form of AT&T's Class A Liberty Media Group Common Stock, par value $1.00 per share). In connection with the Merger Agreement, the Reporting Person and certain stockholders of the Issuer entered into a voting agreement (the "Voting Agreement") with certain stockholders of the Issuer, giving the Reporting Person the power to vote in favor of the Merger at the applicable special meeting of the Issuer's stockholders. The Merger is subject to the expiration of applicable waiting periods under pre-notification regulations, Issuer stockholder approval and other customary closing conditions. The closing of the Merger is anticipated to occur in the first quarter of 2000.

     Reference to the Merger Agreement and the Voting Agreement set forth above in this Item 3 is qualified in its entirety by reference to the copy of the Merger Agreement and the Voting Agreement, which are included as exhibits to this Statement and are incorporated herein by reference.

                               Page 6 of 14 Pages

Item 4.   Purpose of Transaction.

     The purpose of the Merger Agreement and the Voting Agreement is for the Reporting Person to obtain a controlling interest in the Issuer. The Merger Agreement contains provisions requiring all of the directors of the Issuer (except for Salah M. Hassanein and any other directors designated by Liberty (the "Designated Directors") to resign immediately prior to the effective time of the Merger; Salah M. Hassanein and any other Designated Directors shall take all necessary action to fill the resulting vacancies on the Board of Directors of the Issuer by electing to the Board of Directors the persons designated in writing by Liberty, and such directors shall be the directors of the Issuer at the effective time of the Merger. The Issuer's certificate of incorporation and bylaws are also to be replaced and such replacements are attached as exhibits to this Statement.

     Liberty is also party to (i) an Agreement and Plan of Merger, dated as of December 6, 1999 (the "Four Media Merger Agreement"), by and among AT&T, D-Group Merger Corp. and Four Media Company ("Four Media"), pursuant to which Liberty will acquire 100% of Four Media's common stock and (ii) an Agreement and Plan of Merger, dated as of December 30, 1999 (the "SounDelux Merger Agreement"), by and among AT&T, C-Group Merger Corp, a wholly owned subsidiary of AT&T, SounDelux Entertainment Group, Inc. ("SounDelux California"), Soundelux Entertainment Group of Delaware, Inc., a wholly owned subsidiary of SounDelux California ("Soundelux Delaware"), and certain shareholders of SounDelux California, pursuant to which Liberty will obtain a controlling interest in surviving corporation ("SounDelux") in the merger between C-Group Merger Corp. and Soundelux Delaware (the "Soundelux Merger"). Following these acquisitions, and subject to certain conditions, Liberty will cause the following additional transactions to occur: (i) contribution of the Liberty controlling interest in Todd to SounDelux, in exchange for additional shares of voting stock of SounDelux; (ii) contribution by SounDelux to Todd of 100% of the business and operations of SounDelux, in exchange for additional shares of voting stock of Todd-AO and the assumption by Todd of 100% of the liabilities of SounDelux; and
(iii) contribution by the Liberty Group to SounDelux, and by SounDelux to Todd of 100% of the stock of Four Media to be acquired by Liberty.

As a result of such transactions, the assets and operations now owned and operated by Four Media, SounDelux and Todd will be consolidated within Todd, which will change its name to Liberty Livewire, Inc. In addition, Liberty may effect a reorganization of the Issuer or may transfer certain assets of the Issuer. The foregoing description of the Four Media Merger Agreement is qualified in its entirety by the terms of such agreement, which is included as an exhibit to this Statement and is incorporated herein by reference.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) Any material change in the present capitalization or dividend policy of the Issuer;

     (c) Any other material change in the Issuer's business or corporate structure;

     (d) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                               Page 7 of 14 Pages

     (e) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (f)  Any action similar to any of those enumerated in this paragraph.

Item 5.        Interest in Securities of the Issuer.

     (a) The Voting Agreement gives Liberty the power to direct the vote of certain of the Issuer's stockholders party thereto (the "Stockholders") at the Issuer's special meeting, at which the Merger will be considered. The Stockholders collectively own 2,347,023 of Class A Common Stock and 1,585,128 shares of Class B Common Stock (together, the "Shares") (according to the representations of such Stockholders contained in the Voting Agreement), which represents (i) approximately 28.8% of the 8,157,309 shares of Class A Common Stock outstanding on December 9, 1999 and (ii) approximately 90.7% of the 1,747,178 shares of Class B Common Stock outstanding on December 9, 1999, according to the Issuer's representations contained in the Merger Agreement. According to the Issuer's certificate of incorporation, the Class B Common Stock is convertible into shares of Class A Common Stock.

     (b) Liberty only has the power to direct the voting of the Shares as described in Item 5(a) above.

     (c)  Not applicable.

     (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On December 10, 1999, AT&T, Merger Sub, Liberty and the Issuer entered into the Merger Agreement; in connection therewith, Liberty, the Issuer and the Stockholders entered into the Voting Agreement, giving Liberty the right to direct the Stockholders' votes at the Issuer's special meeting at which the Merger will be considered.

     The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by the terms of such documents, which are included as exhibits to this Statement and are incorporated herein by reference.

Item 7.        Materials to be Filed as Exhibits.

     Item 7 of this Schedule 13D hereby reads as follows:

Exhibit No.    Exhibit
-----------    -------

                               Page 8 of 14 Pages

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Agreement and Plan of Merger, among AT&T, Merger Sub, Liberty and the Issuer, dated as of December 10, 1999.

7(d) Voting Agreement, by and among Liberty and certain stockholders of the Issuer party thereto, dated as of December 10, 1999.

7(e) The Four Media Merger Agreement (incorporated by reference to Liberty's Schedule 13D, filed on January 20, 2000).

7(f) Certificate of Incorporation of the surviving corporation in the Merger.

7(g)      Bylaws of the surviving corporation in the Merger.

                              Page 9 of 14 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2000.

                                    LIBERTY MEDIA CORPORATION


                                   By:  /s/ Vivian J. Carr
                                        ---------------------------
                                   Name:    Vivian J. Carr
                                   Title:   Vice President

                              Page 10 of 14 Pages

                                   SCHEDULE 1
                              of the Schedule 13D
                           is amended in its entirety
                              to read as follows:

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                   Principal Occupation
----                   --------------------
John C. Malone         Chairman of the Board and Director of Liberty; Director of AT&T
                       Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of Liberty

Gary S. Howard         Executive Vice President, Chief Operating Officer of Liberty

Daniel E. Somers       Director of Liberty; Senior Executive Vice President and Chief
                       Financial Officer of AT&T Corp.

John C. Petrillo       Director of Liberty; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.

Larry E. Romrell       Director of Liberty; Consultant to Tele-Communications, Inc.

Jerome H. Kern         Director of Liberty

Paul A. Gould          Director of Liberty; Managing Director of Allen & Co.

John D. Zeglis         Director of Liberty; Director and President of AT&T Corp.

David B. Koff          Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary
                       of Liberty

Peter Zolintakis       Senior Vice President of Liberty

Vivian J. Carr         Vice President and Secretary of Liberty

Kathryn S. Douglass    Vice President and Controller of Liberty

David J.A. Flowers     Vice President and Treasurer of Liberty

                              Page 11 of 14 Pages

                                  SCHEDULE 2
                              of the Schedule 13D
                          is amended in its entirety
                              to read as follows:

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                      Title
----                      -----
C. Michael Armstrong      Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr           Director; Chairman and Chief Executive Officer of Chevron
                          Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha          Director; Retired Chairman and Chief Executive Officer of
                          Springs Industries, Inc.

George M. C. Fisher       Director; Chairman and Chief Executive Officer of Eastman Kodak
                          Company

Donald V. Fites           Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.    Director; Chairman of Pilot House Associates

Ralph S. Larsen           Director; Chairman and Chief Executive Officer of Johnson &
                          Johnson

John C. Malone            Director; Chairman of Liberty Media Corporation

Donald F. McHenry         Director; President of The IRC Group LLC

Michael I. Sovern         Director; President Emeritus and Chancellor Kent Professor of
                          Law at Columbia University

Sanford I. Weill          Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman           Director

John D. Zeglis            President and Director

Harold W. Burlingame      Executive Vice President, Merger & Joint Venture Integration

                              Page 12 of 14 Pages

Name                      Title
----                      -----
James W. Cicconi          Executive Vice President-Law & Government Affairs and General
                          Counsel

Mirian M. Graddick        Executive Vice President, Human Resources

Daniel R. Hesse           Executive Vice President and President & CEO, AT&T Wireless
                          Services, Inc.

Frank Ianna               Executive Vice President and President, AT&T Network Services

Michael G. Keith          Executive Vice President and President, Business Services

H. Eugene Lockhart        Executive Vice President and President, AT&T Consumer Services

Richard J. Martin         Executive Vice President, Public Relations and Employee
                          Communication

David C. Nagel            President, AT&T Labs & Chief Technology Officer

John C. Petrillo          Executive Vice President, Corporate Strategy and Business
                          Development

Richard R. Roscitt        Executive Vice President and President & CEO, AT&T Solutions

Daniel E. Somers          Senior Executive Vice President and Chief Financial Officer

                              Page 13 of 14 Pages

                                 EXHIBIT INDEX

Exhibit No.    Exhibit
----------     -------
7(a)           Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc.
               (incorporated by reference to Appendix A to the AT&T/TCI Proxy
               Statement/Prospectus that forms a part of the Registration Statement on Form
               S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T
               Registration Statement")).

7(b)           AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the
               AT&T Registration Statement).

7(c)           Agreement and Plan of Merger, among AT&T, Merger Sub, Liberty and the
               Issuer, dated as of December 10, 1999.

7(d)           Voting Agreement, by and among Liberty and certain stockholders of the
               Issuer party thereto, dated as of December 10, 1999.

7(e)           The Four Media Merger Agreement (incorporated by reference to Liberty's
               Schedule 13D, filed on January 20, 2000),

7(f)           Certificate of Incorporation of the surviving corporation in the Merger.

7(g)           Bylaws of the surviving corporation in the Merger.

                              Page 14 of 14 Pages